Exhibit 21

List of subsidiaries

Subsidiary of Universal Biosensors Inc.	Jurisdiction of Incorporation

Universal Biosensors Pty Ltd.	Australia

Hemostasis Reference Laboratory Inc.	Canada

Universal Biosensors B.V.	The Netherlands

Universal Biosensors LLC	Delaware, U.S.